EXHIBIT 99.2

SANDSTORM GOLD LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General Meeting of Shareholders of the Company held on Friday, June 11, 2021 (the “Meeting”). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

	FOR	AGAINST
1. To fix the number of Directors at seven (7).	77,158,658 (99.77%)	181,113 (0.23%)	Carried

2. Election of Directors:	FOR	WITHHELD
Nolan Watson	77,011,305 (99.58%)	328,466 (0.42%)	Carried
David Awram	74,538,308 (96.38%)	2,801,463 (3.62%)	Carried
David E. De Witt	74,798,812 (96.71%)	2,540,959 (3.29%)	Carried
Andrew T. Swarthout	75,993,933 (98.26%)	1,345,838 (1.74%)	Carried
John P.A. Budreski	70,100,101 (90.64%)	7,239,670 (9.36%)	Carried
Mary L. Little	74,584,478 (96.44%)	2,755,293 (3.56%)	Carried
Vera Kobalia	76,984,848 (99.54%)	354,923 (0.46%)	Carried

	FOR	WITHHELD
3. Appointment of Auditors: Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	104,037,972 (99.50%)	519,221 (0.50%)	Carried

DATED at Vancouver, British Columbia, this 11th day of June, 2021.

SANDSTORM GOLD LTD.

Per:	“Christine Gregory”
Christine Gregory
Corporate Secretary